EXHIBIT 12
Ratio of Earnings to Fixed Charges

	Three Months Ended	Twelve Months Ended
	November 30, 2013	August 31, 2013	August 31, 2012	August 31, 2011	August 31, 2010	August 31, 2009
Income before income tax provision	$1,108	$3,895	$3,376	$4,294	$3,373	$3,164
Add:
Noncontrolling interests	9	5	-	-	-	-
Fixed charges	347	1,383	1,260	1,212	1,100	996
Amortization of capitalized interest	2	7	6	5	-	-
Less: Capitalized interest	(2)	(7)	(9)	(10)	(12)	(16)
Earnings as defined	$1,464	$5,283	$4,633	$5,501	$4,461	$4,144

Interest expense, net of capitalized interest	$49	$193	$94	$77	$90	$91
Capitalized interest	2	7	9	10	12	16
Portions of rentals representative of the interest factor	296	1,183	1,157	1,125	998	889
Fixed charges as defined	$347	$1,383	$1,260	$1,212	$1,100	$996

Ratio of earnings to fixed charges	4.22	3.82	3.68	4.54	4.06	4.16